UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT
PENSION PLAN
(Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Voluntary Investment Pension Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014, and Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
TimkenSteel Corporation Voluntary Investment Pension Plan
Canton, Ohio

We have audited the accompanying statements of net assets available for benefits of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 and the supplemental schedule of assets (held at year end) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Cleveland, Ohio
June 24, 2016

TimkenSteel Corporation Voluntary Investment Pension Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$112,706,556	$130,994,121
Receivables:
Contributions receivable from participants	—	27,340
Contributions receivable from TimkenSteel Corporation	2,915	37
Participant notes receivable	3,830,061	3,991,781
Total receivables	3,832,976	4,019,158

Net assets available for benefits	$116,539,532	$135,013,279
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Interest income from participant notes receivable	$161,597
Contributions:
Participants	5,238,502
TimkenSteel Corporation	2,783
Participant rollovers	204,907
Total contributions	5,446,192
Total additions	5,607,789

Deductions:
Investment loss:
Net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	12,865,824
Benefits paid directly to participants	11,192,704
Administrative expenses	23,008
Total deductions	24,081,536

Net decrease	(18,473,747)

Net assets available for benefits:
Beginning of year	135,013,279
End of year	$116,539,532
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements
December 31, 2015 and 2014, and Year Ended December 31, 2015
1. Description of the Plan
The following description of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan.
General
The Plan is a defined contribution plan covering all full-time hourly employees of TimkenSteel Corporation (the Company and Plan Administrator) who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers. Upon enrollment, a participant may direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances (as defined in the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants vest immediately in all contributions plus actual earnings thereon.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy, or transfer their account balance to another qualified plan. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.
Plan Termination
The Plan shall continue in full force and effect until January 1, 2018, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.
The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (formerly JP Morgan) (Trustee) shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in TimkenSteel common shares.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Reclassifications
Certain items reported in the prior year financial statements have been reclassified to conform with current year presentation. Such reclassifications had no impact on the Plan's net assets available for benefits at December 31, 2014.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company's Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan's Trustee maintains a collective investment trust of common shares of TimkenSteel Corporation in which the Company’s defined contribution plans participate on a unit basis. Common shares of TimkenSteel Corporation are traded on a national securities exchange and participation units in TimkenSteel Corporation ESOP Stock Fund are valued at the last reported sales price on the last business day of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received.
Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the financial statements. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this update for the 2015 Plan year, and it was retrospectively applied to the 2014 Plan year. Prior year disclosures have been revised to reflect the retrospective application of this update. The impact of adopting this update is reflected in Note 4.
In July 2015, the FASB issued ASU No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - consensuses of the Emerging Issues Task Force. The amendments in this update (I) require a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (II) simplify and increase the effectiveness of the investment disclosure requirements for employee benefit plans, and (III) provide benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. The amendments in this update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. The Plan has adopted Parts I and II of this update for the 2015 Plan year, and they were retrospectively applied to the 2014 Plan year. Prior year disclosures have been revised to reflect the retrospective application of this update.
Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2015, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no events that were required to be recognized or disclosed.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2015 and 2014 was 31.54% and 31.15%, respectively.
The following table presents the fair values of investments in the Master Trust as of December 31, 2015 and 2014:

	2015	2014
Investments, at Fair Value:
Company Stock	$47,226,354	$85,509,180
Registered Investment Companies	147,525,992	128,935,100
Common Collective Trust Funds	162,544,656	206,060,073

Net Assets of Master Trust	$357,297,002	$420,504,353
The net investment loss of the Master Trust for the year ended December 31, 2015, is summarized as follows:

Net depreciation in fair value of investments	$(52,691,064)
Interest and dividend income	6,895,141
Investment loss before expenses	(45,795,923)
Investment manager and administrative expenses	(155,914)
Total	$(45,951,837)

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock	$47,226,354	$47,226,354	$—	$—
Registered Investment Companies	147,525,992	147,525,992	—	—
Total assets in the fair value hierarchy	194,752,346	194,752,346	—	—
Investments measured at net asset value (a)	162,544,656	—	—	—
Total Assets of Master Trust	$357,297,002	$194,752,346	$—	$—

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock	$85,509,180	$85,509,180	$—	$—
Registered Investment Companies	128,935,100	128,935,100	—	—
Total assets in the fair value hierarchy	214,444,280	214,444,280	—	—
Investments measured at net asset value (a)	206,060,073	—	—	—
Total Assets of Master Trust	$420,504,353	$214,444,280	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.
Company stock is valued at the closing price reported in the active market in which the individual security is traded. There are no redemption requirements on these investments.
Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2015 and 2014:

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,608,073	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	$69,950,895	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	$16,175,881	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	$42,809,807	Not applicable	Daily	Trade Day
Total	$162,544,656

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Funds I & II	$34,224,514	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	$75,366,540	Not applicable	Daily	Trade Day + 1 Day
Winslow Large Cap Growth - I	$27,358,218	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	$19,489,752	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & G	$49,621,049	Not applicable	Daily	Trade Day
Total	$206,060,073
Investments held by the Master Trust as of both December 31, 2015 and 2014 included the following:
The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Wells Fargo Stable Value Funds are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the plan's account. The fund's Unit value equals the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding on the valuation date. The purchase price and redemption price is determined at the close of each day.
Investments held by the Master Trust as of December 31, 2014 also included the following:
The Winslow Large Cap Growth - I is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this fund has been determined using the net asset value per share on the active market on which the individual securities are traded.
5. Related-Party Transactions
Related-party transactions include investments in common stock of the Company, investments in common stock of The Timken Company, and the investment funds of the Trustee. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
The following is a summary of transactions in TimkenSteel Corporation and The Timken Company common shares with the Master Trust for the year ended December 31, 2015:

Purchased	$6,288,525
Issued to participants for payment of benefits	$3,685,563
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The IRS has determined and informed the Plan Administrator, by a letter dated April 13, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
During 2014, the Company failed to remit to the Plan’s Trustee certain participant contributions within the period prescribed by Department of Labor regulations. The related accrued interest on the late remittances was calculated and remitted to the Plan's Trustee in April 2015. Specific procedures have been adopted by the Company to assure that future contributions are deposited in a timely manner.
7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Forms 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Forms 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statement	$116,539,532	$135,013,279
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	82,144	268,479
Net assets available for benefits per Forms 5500	$116,621,676	$135,281,758

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will continue to be stated at fair value.
The following is a reconciliation of the net decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits as presented in these financial statements	$(18,473,747)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	(186,335)
Net decrease in net assets available for benefits as presented in Form 5500	$(18,660,082)

TimkenSteel Corporation Voluntary Investment Pension Plan
EIN #46-4024951 Plan #004
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$37.32		$37.32	(1)
$4,969.49		$4,969.49	(2)

(1) Represents lost earnings on delinquent participant contributions relating to November and December 2014 payrolls.
(2) Represents delinquent participant contributions for November and December 2014 payrolls.
See Note 6 "Income Tax Status" for further discussion.

TimkenSteel Corporation Voluntary Investment Pension Plan
EIN #46-4024951 Plan #004
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates at 4.25% with various maturity dates	$3,830,061

*Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT PENSION PLAN

Date:	June 24, 2016	/s/ Tina M. Beskid
Tina M. Beskid Vice President, Corporate Controller & Investor Relations TimkenSteel Corporation